UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 27 April 2026, London UK

TESARO, a GSK subsidiary, provides update on AnaptysBio, Inc. litigation

GSK plc (LSE/NYSE: GSK) subsidiary, TESARO, Inc., confirms that the Delaware Chancery Court has granted the motion to dismiss filed by AnaptysBio, Inc. against TESARO's claim for anticipatory breach. The court's ruling does not address the merits of the principal contractual dispute between the parties and has no impact on TESARO's remaining claim against AnaptysBio for declaratory judgment. GSK and TESARO are firmly of the view that these allegations are entirely without merit and remain focused on pursuing that claim at trial.

TESARO initiated this litigation following allegations made by AnaptysBio that TESARO has not fulfilled certain requirements of the license agreement entered in March 2014 between the parties and that AnaptysBio intends to revoke TESARO's licence for dostarlimab.

Jemperli, which is the brand name for dostarlimab, is currently approved in over 35 countries for use in certain endometrial cancers, the most common gynaecologic cancer in the United States. GSK and TESARO have reported significant growth for Jemperli driven by label expansions in endometrial cancer, including in the US and EU. A robust and ambitious clinical trial programme to evaluate the potential use of dostarlimab in additional cancers, including rectal, colon and head and neck, is ongoing.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 27, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
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